Exhibit 99.1

Golden Star Resources Reports Third Quarter 2019 Results

TORONTO, Oct. 30, 2019 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") reports its financial and operational results for the third quarter ended September 30, 2019.

HIGHLIGHTS:

  Gold production for the third quarter: 49,392 ounces, 14% lower than the same period in 2018, and 2% higher than the second quarter of 2019 production of 48,422 ounces
    34,565 ounces of gold production at Wassa Complex ("Wassa"), 9% down from the third quarter of 2018, and 7% lower than the second quarter of 2019 due to lower grades, partially offset by a planned increase in productivity of 4,420 tonnes per day ("tpd") compared to 3,430 tpd for the second quarter of 2019 and 3,410 tpd in the third quarter of 2018
    14,827 ounces of gold production at Prestea Complex ("Prestea"), 22% down from the third quarter of 2018, however this was 34% higher than the second quarter production of 11,066 ounces driven by 66% higher production from underground
  Gold revenue for the third quarter of 2019 totaled $69.5 million compared to $67.7 million in the same period in 2018, and $61.9 million in the second quarter of 2019
    Gold sales totaled 48,538 ounces in the third quarter of 2019
  Mine operating margin of $15.7 million compared to $10.2 million in the third quarter of 2018, and $8.7 million in the second quarter of 2019
  Net income attributable to Golden Star shareholders for the third quarter of 2019 totaled $6.0 million or $0.05 income per share (basic), compared to a net loss of $3.2 million or $0.04 loss per share (basic) in the same period in 2018 and compared to a net loss of $9.0 million or $0.08 loss per share (basic) in the second quarter of 2019
  Cash operating cost per ounce1 of $888 and All-In Sustaining Cost ("AISC") per ounce1 of $1,233 in the third quarter of 2019, compared to $780 and $994, respectively in the prior year period, and in line with the second quarter of 2019 costs of $886 and $1,212 per ounce1 respectively
  Cash position of $56.8 million as at September 30, 2019
  Hedging program established to provide gold price protection for the projected production from Prestea through September 2020
  Ani Markova appointed to Golden Star's Board of Directors
  La Mancha given consent to acquire further shares in Golden Star, up to a maximum shareholding of 35%

Subsequent to Third Quarter

  Senior secured credit facility with Macquarie Bank for $60 million to refinance specific debt facilities completed
  Planned office relocation from Toronto to London announced
  Nathalie Lion Haddad appointed as Executive Vice President, Head of People and Peter Spora appointed as Executive Vice President, Growth & Exploration
Notes:
1. See "Non-GAAP Financial Measures"

Andrew Wray, Chief Executive Officer of Golden Star, commented:
"In the third quarter, performance at both of our operations was in line with expectations, with production and costs similar to the previous quarter. At Wassa, the lower grades during most of the quarter were compensated by the increase in throughput and we continue to focus on increasing the rates of development and definition drilling in order to provide greater flexibility to manage any grade variations in the future.  At Prestea, there are a range of initiatives currently underway which are driving improvements to productivity and costs. In the longer term, we are evaluating potential structural changes and incorporating the recommendations of the operational review into a redesigned life of mine plan. We are anticipating incremental improvement in the fourth quarter and maintain both our cost and production guidance for the full year."

INDEPENDENT OPERATIONAL REVIEW OF PRESTEA

CSA Global were selected to undertake an independent review of the underground operations at Prestea. The initial findings of this review indicated sufficient confidence in the mineral resource, infrastructure and available skills for Prestea to be a sustainable and profitable gold mine in the medium to long term. Following the initial review, Phase 2 was initiated to assess how to incorporate some of the key recommendations into the life of mine, such as introducing a complementary mining method to the Alimak stoping, and reducing the height of the Alimak stopes to improve dilution and increase infill drilling. To begin the process of estimating the capital cost and timeframe required to implement these changes, CSA and the Prestea site team have designed a conceptual mine plan (scoping level) including the recommendations above. The conceptual mine plan confirms that Prestea is expected to be a sustainably profitable mine with a combination of the Alimak mining method and sub-level open stoping method, and ore/waste handling system underground and at surface. The Company is now refining this high level mine plan and expects an updated life of mine plan in early 2020.

After the initial stage of CSA's review, Project Okode (Eagle) was established involving the site management and technical and operations personnel to fully plan, prioritize and implement CSA's recommended short term operational improvements and site initiatives with a focus on mining and maintenance. A number of low cost initiatives identified in the review have progressed to the planning and implementation stages, including tighter spaced definition drilling, equipment selection for Alimak set up, critical spares analysis, consumables monitoring and reduction, improved communication and planning (for maintenance, mining and inter-departmental), and optimized shaft and personnel scheduling. Overall, the objectives of Project Okode are to improve equipment availability, reduce Alimak cycle time, increase labour utilization and reduce operating costs.

WASSA POWER PURCHASE AGREEMENT

On July 22, 2019, Golden Star signed a Power Purchase Agreement with Genser Energy Ghana Limited ("Genser Ghana") for the supply of power to the Wassa Complex. Genser Ghana builds, owns, and operates distributed generation installations and fuel supply infrastructure in Ghana and sells power and/or steam to bulk customers either directly or over the national interconnected transmission system in Ghana. Under this agreement, Genser Ghana plans to build and operate two 15 megawatts Gas Turbines (the "Wassa Genser Plant") adjacent to the Wassa Complex and plans to initially supply 16 MW of nominal power to Wassa on a fixed-price, life-of-mine contract. Genser Ghana has previously successfully completed similar projects for other mining companies in Ghana.

The Wassa Genser Plant will be fueled by natural gas from the Ghana National Gas Company's Prestea Regulation and Metering Station and delivered to site via Genser Ghana's pipeline, which will be routed to reach the Wassa Genser Plant. Genser Ghana has sized the Wassa Genser Plant with excess capacity to withstand any future demand increase of the Wassa Complex. Phase I of operations is expected to begin mid-2020. With this agreement, Wassa expects to lower its power costs and improve the reliability and quality of its power supply.

$60 MILLION CREDIT FACILITY

On October 17, 2019, the Company closed the $60 million senior secured credit facility with Macquarie Bank Limited (the "Credit Facility") previously announced in its July 31, 2019 news release.

Golden Star has used the proceeds to refinance the Ecobank Loan III, Ecobank Loan IV, and the long-term payable under the Vendor Agreement with Volta River Authority. The remaining balance is available for general corporate purposes.

The Credit Facility is repayable in $5 million quarterly installments, commencing on June 30, 2020. The final maturity date is March 31, 2023. The interest rate is 4.5% plus the applicable USD LIBOR rate. The Credit Facility is subject to normal course financial covenants including a Debt Service Coverage Ratio of greater than 1.20:1 and a Net Debt to EBITDA ratio of less than 3.00:1.

Third Quarter 2019 Conference Call Details

The Company will conduct a conference call and webcast to discuss these results on October 31, 2019, at 10:00 am ET.

Toll Free (North America): +1 833 231-8263
Toronto Local and International: +1 647 689-4108
Conference ID: 8759962
Webcast: https://event.on24.com/wcc/r/2079878/C0F4584E0EBB842C024C8A32EFCC355F and on the home page of the Company's website: www.gsr.com

A recording and webcast replay of the call will be available on the Company's website: www.gsr.com following the call.

SUMMARY OF CONSOLIDATED OPERATIONAL AND FINANCIAL RESULTS

		Three Months Ended September 30,
OPERATING SUMMARY		2019	2018
Wassa gold sold	oz	33,875	38,295
Prestea gold sold	oz	14,663	19,364
Total gold sold	oz	48,538	57,659
Wassa gold produced	oz	34,565	38,097
Prestea gold produced	oz	14,827	19,016
Total gold produced	oz	49,392	57,113
Average realized gold price	$/oz	1,432	1,175

Cost of sales per ounce - Consolidated[1]	$/oz	1,108	998
Cost of sales per ounce - Wassa[1]	$/oz	923	817
Cost of sales per ounce - Prestea[1]	$/oz	1,536	1,355
Cash operating cost per ounce - Consolidated[1]	$/oz	888	780
Cash operating cost per ounce - Wassa[1]	$/oz	732	613
Cash operating cost per ounce - Prestea[1]	$/oz	1,249	1,110
All-In Sustaining cost per ounce - Consolidated[1]	$/oz	1,233	994
All-In Sustaining cost per ounce - Wassa[1]	$/oz	1,061	805
All-In Sustaining cost per ounce - Prestea[1]	$/oz	1,630	1,367

Notes:
1. See "Non-GAAP Financial Measures"
		Three Months Ended September 30,
FINANCIAL SUMMARY		2019	2018 [2]
Gold revenues	$'000	69,504	67,738
Cost of sales excluding depreciation and amortization	$'000	46,798	48,873
Depreciation and amortization	$'000	6,979	8,659
Mine operating margin	$'000	15,727	10,206
General and administrative expense	$'000	5,491	6,166
(Gain)/loss on fair value of financial instruments, net	$'000	(4,793)	629
Income tax expense	$'000	5,244	4,151
Net income/(loss) attributable to Golden Star shareholders	$'000	5,960	(3,178)
Adjusted net income attributable to Golden Star shareholders[1]	$'000	6,961	3,011
Income/(loss) per share attributable to Golden Star shareholders - basic	$/share	0.05	(0.04)
Income/(loss) per share attributable to Golden Star shareholders - diluted	$/share	0.02	(0.04)
Adjusted income per share attributable to Golden Star shareholders - basic[1]	$/share	0.06	0.04
Cash provided by operations	$'000	8,137	10,771
Cash provided by operations before working capital changes[1]	$'000	11,898	7,947
Cash provided by operations per share - basic	$/share	0.07	0.14
Cash provided by operations before working capital changes per share - basic[1]	$/share	0.11	0.10
Capital expenditures	$'000	16,950	9,784

Notes:
1. See "Non-GAAP Financial Measures"
2. Per share data has been re-stated to reflect the share consolidation that was implemented on October 30, 2018

OPERATIONAL PERFORMANCE

In the third quarter of 2019, Golden Star produced 49,392 ounces of gold, 14% lower than the same period in 2018 but a 2% increase over the second quarter of 2019. Gold production from Wassa was 34,565 ounces for the third quarter of 2019, a 9% decrease from the 38,097 ounces produced during the same period in 2018. This decrease in production was primarily due to a decrease in grade and recovery compared to the same period in 2018, partially offset by an increase in mining rate at Wassa Underground.

Gold production from Prestea was 14,827 ounces in the third quarter of 2019, a 22% decrease from the 19,016 ounces produced during the same period in 2018. This decrease in production was due primarily to lower than planned head grade at Prestea Underground due to a combination of unplanned dilution and ore loss.

Consolidated cost of sales per ounce1 was $1,108 in the third quarter of 2019, 11% higher than $998 in the same period in 2018. Consolidated cash operating cost per ounce1 was $888 in the third quarter of 2019, 14% higher than $780 in the same period in 2018. Cash operating cost per ounce1 at Wassa increased 19% in the third quarter of 2019 as gold sold was 12% lower compared to the same period in 2018 and mine operating expense increased due to a significant increase in total tonnes mined which helped offset the expected lower grades over the quarter. Cash operating cost per ounce1 at Prestea increased 13% compared to the same period in 2018 due mainly to a decrease in gold sold during the period, offset partially by a decrease in mine operating expenses as a result of cost reduction initiatives which drove a 26% reduction in cash operating cost per ounce1 compared to the second quarter of 2019. Production rates at Prestea Underground increased compared to the previous quarter although they continue to be lower than initially expected.

For the nine months ended September 30, 2019, consolidated cash operating cost per ounce1 of $832 remained consistent compared to $831 per ounce in the same period in 2018.

Notes:
1. See "Non-GAAP Financial Measures"

Wassa Complex ("Wassa")

		Three Months Ended September 30,
		2019	2018
WASSA FINANCIAL RESULTS
Revenue	$'000	48,384	45,029

Mine operating expenses	$'000	25,040	21,694
Royalties	$'000	2,579	2,309
Operating costs (to)/from metals inventory	$'000	(246)	1,770
Inventory net realizable value adjustment and write-off	$'000	—	232
Cost of sales excluding depreciation and amortization	$'000	27,373	26,005
Depreciation and amortization	$'000	3,879	5,284
Mine operating margin	$'000	17,132	13,740
Capital expenditures	$'000	13,768	7,033

WASSA OPERATING RESULTS
Ore mined - Underground	t	406,922	313,369
Waste mined - Underground	t	106,700	73,327
Ore processed - Main Pit/Stockpiles	t	27,470	77,386
Ore processed - Underground	t	399,910	316,907
Ore processed - Total	t	427,380	394,293
Grade processed - Main Pit/Stockpiles	g/t	0.64	0.65
Grade processed - Underground	g/t	2.84	3.69
Recovery	%	95.4	95.8
Gold produced - Main Pit/Stockpiles	oz	514	1,580
Gold produced - Underground	oz	34,051	36,517
Gold produced - Total	oz	34,565	38,097
Gold sold - Main Stockpiles	oz	56	1,778
Gold sold - Underground	oz	33,819	36,517
Gold sold - Total	oz	33,875	38,295

Cost of sales per ounce[1]	$/oz	923	817
Cash operating cost per ounce[1]	$/oz	732	613
All-In Sustaining cost per ounce[1]	$/oz	1,061	805

Notes:
1. See "Non-GAAP Financial Measures"

Wassa Operational Overview

Gold production from Wassa was 34,565 ounces for the third quarter of 2019, a 9% decrease from the 38,097 ounces produced during the same period in 2018. This decrease in production was primarily due to a decrease in grade and recovery compared to the same period in 2018, partially offset by an increase in mining rate at Wassa Underground.

Mining rates at Wassa Underground increased to approximately 4,420 tpd on average in the third quarter of 2019. This represents a significant increase over the second quarter, and was planned in order to offset the lower grades that were mined in the quarter. Underground ore processed increased 26% to 399,910 tonnes in the third quarter of 2019 compared to 316,907 tonnes in the same period in 2018.

Cost of sales excluding depreciation and amortization was $27.4 million for the third quarter of 2019, compared to $26.0 million for the same period in 2018. The increase was due primarily to a $3.3 million increase in mine operating expenses, resulting from an increase in total tonnes mined, as Wassa Underground has steadily increased its mining rates, and a $0.3 million increase in royalty expense due to higher gold revenue. Partially offsetting these increases was a $2.0 million decrease in operating costs from metals inventory, and a $0.2 million decrease in inventory net realizable value adjustment and write-offs.

Cash operating cost per ounce increased 19% to $732 from $613 for the same period in 2018. The higher cash operating costs per ounce in the third quarter of 2019 compared to the same period in 2018 were primarily a result of a decrease in gold sold and an increase in mine operating expenses. All-in sustaining cost per ounce increased 32% to $1,061 from $805 for the same period in 2018 mainly due to a decrease in gold sold and an increase in sustaining capital expenditures.

Prestea Complex ("Prestea")

		Three Months Ended September 30,
		2019	2018
PRESTEA FINANCIAL RESULTS
Revenue	$'000	21,120	22,709

Mine operating expenses	$'000	17,709	21,706
Severance charges	$'000	13	6
Royalties	$'000	1,096	1,154
Operating costs from/(to) metals inventory	$'000	607	(211)
Inventory net realizable value adjustment and write off	$'000	—	213
Cost of sales excluding depreciation and amortization	$'000	19,425	22,868
Depreciation and amortization	$'000	3,100	3,375
Mine operating loss	$'000	(1,405)	(3,534)

Capital expenditures	$'000	3,182	2,751

PRESTEA OPERATING RESULTS
Ore mined Open Pits	t	178,498	67,238
Ore mined - Underground	t	42,071	34,575
Ore mined - Total	t	220,569	101,813
Waste mined - Open Pits	t	288,701	182,103
Waste mined - Underground	t	5,113	2,184
Waste mined - Total	t	293,814	184,287
Ore processed - Open Pits	t	179,343	307,482
Ore processed - Underground	t	42,071	34,575
Ore processed - Total	t	221,414	342,057
Grade processed - Open Pits	g/t	1.62	1.12
Grade processed - Underground	g/t	5.00	10.39
Recovery	%	86.9	84.0
Gold produced - Open Pits	oz	8,415	8,148
Gold produced - Underground	oz	6,412	10,868
Gold produced - Total	oz	14,827	19,016
Gold sold - Open Pits	oz	8,251	8,496
Gold sold - Underground	oz	6,412	10,868
Gold sold - Total	oz	14,663	19,364

Cost of sales per ounce[1]	$/oz	1,536	1,355
Cash operating cost per ounce[1]	$/oz	1,249	1,110
All-In Sustaining cost per ounce[1]	$/oz	1,630	1,367

Notes:
1. See "Non-GAAP Financial Measures"

Prestea Operational Overview

Gold production from Prestea was 14,827 ounces in the third quarter of 2019, a 22% decrease from the same period in 2018 but a 34% increase from the previous quarter. The decrease in production over the prior year period was due primarily to lower than planned head grade at Prestea Underground due to a combination of higher dilution and ore loss.

Prestea Underground produced 6,412 ounces in the third quarter of 2019 compared to 10,868 ounces in the same period in 2018, as a result of a 52% decrease in ore grade processed, offset partially by a 22% increase in ore tonnes processed. However, compared to the previous quarter, underground production was 66% higher which was driven by a 22% improvement in grade, a 13% increase in volumes and improved recovery. In-fill, 25 metres spaced, drilling was completed in the current mining blocks during the quarter and Quality Assurance and Quality Control ("QAQC") of production drilling accuracy was implemented, both of which helped to manage dilution and improve production levels.

The Prestea Open Pits produced 8,415 ounces in the third quarter of 2019, compared to 8,148 ounces in the same period in 2018. The Prestea Open Pits was expected to complete gold production earlier in 2019, however mining has continued throughout the third quarter of 2019 with additional ore being sourced from the pits close to Bogoso.

Cost of sales excluding depreciation and amortization was $19.4 million for the third quarter of 2019, compared to $22.9 million for the same period in 2018.  The decrease was due primarily to a $4.0 million decrease in mine operating expenses related to less throughput from Prestea Open Pits, cost savings achieved through mining efficiencies, and a $0.2 million decrease in inventory net realizable value adjustment and write-off, offset by a $0.8 million increase in operating costs from metals inventory.

Cash operating cost per ounce of $1,249 increased 13% from $1,110 for the same period in 2018 and decreased by 26% from $1,677 in the previous quarter. All-in sustaining cost per ounce increased 19% to $1,630 from $1,367 for the same period in 2018 and decreased by 24% from the previous quarter. The increase in costs per ounce for the same period in the previous year were primarily due to lower gold sales in the period, offset partially by lower mine operating expenses and operating costs from metals inventory.

EXPLORATION

Wassa

During the third quarter, the surface drilling of the southern extensions of the Wassa Underground mine continued and was completed in mid-September. A total of 22 holes were completed in the third quarter with 12,636 metres being drilled.  The 2019 drilling programs at Wassa resulted in an additional 59 holes for approximately 45,000 metres. With this year's surface drilling program at Wassa now being completed, the Company's geologists and consultants have commenced the geological interpretations.  Drill results will be reported in the fourth quarter. The new geological interpretations will be used for mineral resource estimations that will be updated for year-end resource and reserve statements.  The drilling to date at Wassa has had three goals, conversion of inferred resources to indicated, definition and expansion of current inferred resources.  Results have been successful in converting portions of the inferred resources to indicated as well as better defining mineralization at depth and within the hanging and footwall of the main B Shoot mineralization. Deeper drilling into the wide zones of mineralization at depth has shown that instead of a single high grade mineralized zone there are now four sub parallel zones and this new understanding will be incorporated into the next resource grade estimation.

Father Brown

Drilling was completed on the Father Brown project in the second quarter of 2019, totaling 28 holes for 14,500 metres. The drill results have been used to update a conceptual resource model. A scoping study review is currently being finalized by independent consultants Entech. This review shows that the project does not deliver sufficient returns at this point to move to a feasibility study without further resource extension and definition drilling. A number of further sensitivities will be undertaken to determine the best way to take the project forward and allocate capital to drilling (relative to other targets within the development pipeline) during the fourth quarter of 2019.

Prestea Underground

During the third quarter, 8 additional holes were drilled totaling 1,486 metres. Most of this drilling was infill drilling to the north of the existing stopes on 24 Level. Upon completion of this drilling a new resource block model has been created and this will be the basis for a new mine plan which is currently being developed with the assistance of a consultant. The updated resources and reserves will be disclosed in the year-end Mineral Resource and Reserve statements.

FINANCIAL PERFORMANCE

Financial Highlights

Gold revenue totaled $69.5 million in the third quarter of 2019, compared to $67.7 million in the same period in 2018. Gold revenue for the third quarter of 2019 was $1.8 million or 3% higher than the same period in 2018, due to a 22% increase in the consolidated average realized gold price, partially offset by a 16% decrease in gold sold. Gold revenue generated from Prestea  decreased 7% mainly due to a 41% decrease in ounces produced from Prestea Underground as a result of lower than planned grade due to a combination of excessive dilution and ore loss, partially offset by a 23% increase in average realized gold price. Gold revenue generated from Wassa increased by 7% due to a 21% increase in average realized gold price, partially offset by a 12% decrease in gold sold as a result of a 23% decrease in grade as compared to prior year.

Consolidated cost of sales per ounce was $1,108 in the third quarter of 2019, 11% higher than $998 in the same period in 2018. Consolidated cash operating cost per ounce was $888 in the third quarter of 2019, 14% higher than $780 in the same period in 2018. Cash operating cost per ounce at Wassa increased 19% in the third quarter of 2019 as gold sold was 12% lower compared to the same period in 2018 and mine operating expense increased due to an increase in total tonnes mined, as Wassa Underground has steadily increased its mining rates. Cash operating cost per ounce at Prestea increased 13% due mainly to a decrease in gold sold during the period, offset partially by a decrease in mine operating expenses. Production rates at Prestea Underground continue to be lower than expected and have not been able to offset the lower production at the Prestea Open Pits as planned, however several low cost initiatives have been implemented in order to improve productivity and help with dilution issues and ore loss such as tighter spaced definition drilling, equipment selection for Alimak set up, critical spares analysis, consumables monitoring and reduction, improved communication and planning (for maintenance, mining and inter-departmental), and optimized shaft and personnel scheduling.

Cash operating cost per ounce at Prestea has improved compared to the prior two quarters and is the best quarter this year. Cash operating cost per ounce decreased 26% compared to the second quarter of 2019, and decreased 15% compared to the first quarter of 2019.

Depreciation and amortization expense totaled $7.0 million in the third quarter of 2019 compared to $8.7 million in the same period in 2018. The decrease in depreciation and amortization expense for the three months ended September 30, 2019 was due to decreases at both Wassa and Prestea. Wassa depreciation decreased mainly due to an increase in the total recoverable gold ounces over the life of mine of Wassa Underground, while Prestea depreciation decreased due to a decrease in gold production.

General and administrative expense totaled $5.5 million in the third quarter of 2019, compared to $6.2 million in the same period in 2018. The decrease in general and administrative expense for the third quarter of 2019 was due primarily to a decrease in share-based compensation expense compared to the same period in 2018. Share-based compensation expense decreased in the period as the final Performance Share Units ("PSU") vested in December 2018, therefore the Company did not recognize a PSU expense in the current period. General and administrative expense, excluding share-based compensation and termination costs related to the change in senior management in 2019, totaled $4.6 million compared to $4.0 million in the same period in 2018.

The Company recorded a gain of $4.8 million on fair value of financial instruments in the third quarter of 2019 compared to a $0.6 million loss in the same period in 2018. The $4.8 million gain consists of $4.5 million related to a non-cash revaluation gain on the embedded derivative liability of the 7% Convertible Debentures and $0.3 million related to a non-cash revaluation gain on the non-hedge derivative asset. The $0.6 million fair value loss recognized in the third quarter of 2018 was related to a non-cash revaluation loss on the embedded derivative liability of the 7% Convertible Debentures.

Income tax expense was $5.2 million in the third quarter of 2019 compared to $4.2 million for the same period in 2018. The increase in income tax expense for the three and nine months ended September 30, 2019 compared to the same periods in 2018 relates to the increase in mine operating margin at Wassa.

Net income attributable to Golden Star shareholders for the third quarter of 2019 totaled $6.0 million or $0.05 income per share (basic), compared to a net loss of $3.2 million or $0.04 loss per share (basic) in the same period in 2018. The increase in net income and income per share attributable to Golden Star shareholders in the third quarter of 2019 was mainly due to a $5.5 million increase in mine operating margin, a $0.7 million decrease in general and administrative expenses, and  a $5.4 million increase in fair value gain on financial instruments.

Net cash provided by operating activities was $8.1 million for the third quarter of 2019 compared to $10.8 million in the same period in 2018. Cash provided by operations before working capital changes (see "Non-GAAP Financial Measures" section) was $11.9 million for the third quarter of 2019, compared to $7.9 million in the same period in 2018. The increase in cash provided by operations before working capital changes was due primarily to a $5.5 million increase in mine operating margin.

On September 30, 2019 the Company held $56.8 million in cash and cash equivalents, the cash balance reduced by $9.3 million during the quarter from $66.2 million at the end of June 2019. The Company had a mine operating margin before depreciation and amortization expense of $22.7 million. Excluding the non-cash recognition of the deferred revenue, the mine operating margin before depreciation and amortization expense was $20.1 million. The operations used $15.4 million of cash for capital expenditures during the quarter and incurred $4.9 million on corporate general and administrative expense excluding non-cash share based compensation and $1.0 million on reclamation expenditures. Debt services payments totaled $5.3 million and the Company used $3.8 million of cash for working capital purposes during the quarter. The exercise of options and interest income contributed $0.9 million resulting in a cash balance of $56.8 million at the end of the quarter.  The Company held $56.8 million in cash and cash equivalents as at September 30, 2019 compared to $96.5 million in cash and cash equivalents at December 31, 2018.

Capital Expenditures

Capital expenditures for the third quarter of 2019 totaled $17.0 million compared to $9.8 million in the same period in 2018. Capital expenditures at Wassa during the third quarter of 2019 comprised 81% of total capital expenditures and totaled $13.8 million, which included $4.2 million on exploration drilling, $3.0 million on Wassa Underground capitalized development, $2.0 million on mobile equipment, $0.3 million on the construction of a ventilation raise, $0.7 million related to the tailings storage facility and the remainder on other equipment and capital expenditures. Capital expenditures at Prestea during the third quarter of 2019 comprised 19% of total capital expenditures and totaled $3.2 million, which included $1.7 million on sustaining capital related to Prestea Underground, $0.2 million on exploration drilling and $1.4 million on other equipment and capital expenditures.

Third Quarter 2019 Capital Expenditures Breakdown (in millions)

Item	Sustaining	Development	Total
Wassa Exploration Drilling	—	4.2	4.2
Wassa Main Pit and Processing Plant	0.5	—	0.5
Wassa Tailings Expansion	—	0.7	0.7
Wassa Underground	4.0	2.4	6.4
Wassa Equipment Purchase	0.8	1.2	2.0
Wassa Subtotal	5.3	8.5	13.8
Prestea Exploration Drilling	—	0.2	0.2
Prestea Open Pits and Processing Plant	1.3	—	1.3
Prestea Underground	1.7	—	1.7
Prestea Subtotal	3.0	0.2	3.2
Consolidated	8.3	8.7	17.0

Notes
1. See "Non-GAAP Financial Measures"

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea underground mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghana Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high-grade, low cost underground mines. Gold production guidance for 2019 is 190,000 - 205,000 ounces at a cash operating cost per ounce1 of $800-$850. As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME/(LOSS)
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Three Months Ended September 30,
	2019	2018

Revenue	$69,504	$67,738
Cost of sales excluding depreciation and amortization	46,798	48,873
Depreciation and amortization	6,979	8,659
Mine operating margin	15,727	10,206

Other expenses/(income)
Exploration expense	862	501
General and administrative	5,491	6,166
Finance expense, net	3,911	4,086
Other expense/(income)	86	(1,105)
(Gain)/loss on fair value of financial instruments, net	(4,793)	629
Income/(loss) before tax	10,170	(71)
Income tax expense	5,244	4,151
Net income/(loss) and comprehensive income/(loss)	$4,926	$(4,222)
Net loss attributable to non-controlling interest	(1,034)	(1,044)
Net income/(loss) attributable to Golden Star shareholders	$5,960	$(3,178)

Net income/(loss) per share attributable to Golden Star shareholders
Basic	$0.05	$(0.04)
Diluted	$0.02	$(0.04)
Weighted average shares outstanding-basic (millions)	109.1	76.2
Weighted average shares outstanding-diluted (millions)	123.3	76.2

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

	As of	As of
	September 30, 2019	December 31, 2018

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$56,812	$96,507
Accounts receivable	5,681	3,213
Inventories	37,274	35,196
Prepaids and other	4,873	5,291
Total Current Assets	104,640	140,207
RESTRICTED CASH	6,545	6,545
MINING INTERESTS	298,008	270,640
DEFERRED TAX ASSETS	—	595
Total Assets	$409,193	$417,987

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$80,895	$78,484
Current portion of rehabilitation provisions	9,340	7,665
Current portion of deferred revenue	12,351	14,316
Current portion of long term debt	27,929	27,482
Current income tax liabilities	2,235	—
Other liability	—	6,410
Total Current Liabilities	132,750	134,357
REHABILITATION PROVISIONS	56,453	58,560
DEFERRED REVENUE	101,314	105,632
LONG TERM DEBT	67,447	73,224
DERIVATIVE LIABILITY	3,138	4,177
DEFERRED TAX LIABILITY	11,255	—
Total Liabilities	372,357	375,950

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	—	—
Common shares, without par value, unlimited shares authorized	909,846	908,035
CONTRIBUTED SURPLUS	38,923	37,258
DEFICIT	(836,345)	(831,283)
Shareholders' equity attributable to Golden Star shareholders	112,424	114,010
NON-CONTROLLING INTEREST	(75,588)	(71,973)
Total Equity	36,836	42,037
Total Liabilities and Shareholders' Equity	$409,193	$417,987

GOLDEN STAR RESOURCES LTD
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

	Three Months Ended September 30,
	2019	2018

OPERATING ACTIVITIES:
Net income/(loss)	$4,926	$(4,222)
Reconciliation of net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	7,112	8,669
Share-based compensation	614	2,164
Income tax expense	5,244	4,151
(Gain)/loss on fair value of 7% Convertible Debentures embedded derivative	(4,489)	629
Recognition of deferred revenue	(2,645)	(4,154)
Reclamation expenditures	(958)	(943)
Other	2,094	1,653
Changes in working capital	(3,761)	2,824
Net cash provided by operating activities	8,137	10,771
INVESTING ACTIVITIES:
Additions to mining properties	—	(85)
Additions to plant and equipment	(98)	—
Additions to construction in progress	(16,852)	(9,699)
Proceeds from asset disposal	-	38
Change in accounts payable and deposits on mine equipment and material	1,598	(426)
Net cash used in investing activities	(15,352)	(10,172)
FINANCING ACTIVITIES:
Principal payments on debt	(2,661)	(4,112)
Exercise of options	534	—
Net cash used in financing activities	(2,127)	(4,112)
Decrease in cash and cash equivalents	(9,342)	(3,513)
Cash and cash equivalents, beginning of period	66,154	21,872
Cash and cash equivalents, end of period	$56,812	$18,359

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws include but are not limited to, statements and information regarding: continuing to focus on increasing the rates of development and definition drilling at Wassa; initiatives driving improvements to productivity and costs at Prestea; the evaluation of potential structural changes and incorporation of the recommendations of the operational review into a redesigned life of mine plan at Prestea; incremental improvement in the fourth quarter and maintaining both cost and production guidance for 2019; an updated life of mine plan in early 2020; Genser Ghana building and operating the Wassa Genser Plant and supplying 16 MW of nominal power to Wassa and Phase I of operations beginning mid-2020; lowering Wassa's power costs and improving the reliability and quality of its power supply; reporting drill results in the fourth quarter 2019; determining the best way to take the Father Brown project forward; disclosing updated resources and reserves in the year-end Mineral Resource and Reserve statements; gold production of between 190,000 - 205,000 ounces in 2019; All-in Sustaining Cost and capital expenditures and cash operating cost per ounce of $800-$850 for 2019. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2018 and in our annual information form for the year ended December 31, 2018 as filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

Non-GAAP Financial Measures

In this news release, we use the terms "cash operating cost", "cash operating cost per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "adjusted net (loss)/income attributable to Golden Star shareholders", "adjusted (loss)/income per share attributable to Golden Star shareholders", "cash provided by operations before working capital changes", and "cash provided by operations before working capital changes per share - basic".

"Cost of sales excluding depreciation and amortization" as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.

"Cost of sales per ounce" is equal to cost of sales excluding depreciation and amortization for the period plus depreciation and amortization for the period divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period.

"Cash operating cost" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-off and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

"All-in sustaining costs" commences with cash operating costs and then adds the cash component of metals inventory net realizable value adjustments, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses and severance charges), and accretion of rehabilitation provision. For mine site all-in sustaining costs, corporate general and administrative costs (excluding share-based compensation expenses and severance charges) are allocated based on gold sold by each operation. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. Share-based compensation expenses are also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability based awards.

The Company believes that "all-in sustaining costs" will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

"Adjusted net (loss)/income attributable to Golden Star shareholders" is calculated by adjusting net (loss)/income attributable to Golden Star shareholders for (gain)/loss on fair value of financial instruments, share-based compensation expenses, severance charges, loss/(gain) on change in asset retirement obligations, and income tax expense. "Adjusted (loss)/income per share attributable to Golden Star shareholders" for the period is "Adjusted net (loss)/income attributable to Golden Star shareholders" divided by the weighted average number of shares outstanding using the basic method of earnings per share.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended September 30, 2019, which are available at www.sedar.com.

Technical Information

The Mineral Reserve and Mineral Resource estimates have been compiled by the Company's technical personnel in accordance with definitions and guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum and as required by Canada's National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). Mineral Reserve estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained. Mining dilution and mining recovery vary by deposit and have been applied in estimating the Mineral Reserves.

The Mineral Resource technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a "Qualified Person" pursuant to NI 43-101. Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. The Mineral Reserve technical contents of this press release have been reviewed and approved by and were prepared under the supervision of Dr. Martin Raffield, Senior Vice President, Project Development and Technical Services for the Company. Dr. Raffield is a "Qualified Person" as defined by NI 43-101.

Additional scientific and technical information relating to the mineral properties referenced in this news release are contained in the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Wassa Gold Mine, Ghana" effective date December 31, 2018; and (ii) Prestea Underground - "NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Bogoso/Prestea Gold Mine, Ghana" effective date December 31, 2017.

Cautionary Note to US Investors Concerning Estimates of Measured and Indicated Mineral Resources

This press release uses the terms "Measured Mineral Resources" and "Indicated Mineral Resources". The Company advises US investors that while these terms are recognized and required by NI 43-101, the US Securities and Exchange Commission ("SEC") does not recognize them. Also, disclosure of contained ounces is permitted under Canadian regulations; however the SEC generally requires Mineral Resource information to be reported as in-place tonnage and grade. US Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves.

View original content:http://www.prnewswire.com/news-releases/golden-star-resources-reports-third-quarter-2019-results-300948668.html

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/October2019/30/c8518.html

%CIK: 0000903571

For further information: Please visit www.gsr.com or contact: Tania Shaw, Vice President, Investor Relations and Corporate Affairs, +1 416 583-3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 17:58e 30-OCT-19